# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082407
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-170441
Filed by CIK 0001234950

## Reporting persons
- John D. Halpern: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 66,751; sole dispositive power 0; shared dispositive power 66,751; aggregate amount beneficially owned 66,751 (5.6% of the class)
  Comment: John D. Halpern and Katherine H. Halpern are trustees of the John D. Halpern Revocable Trust (the "Trust"). By virtue of this relationship, Mr. Halpern may be deemed to share beneficial ownership of the securities held of record by the Trust.
  
  The number of shares of Common Stock owned by the Reporting Person reflects Ernexa Therapeutics Inc.'s (the "Issuer") 1-for-15 reverse stock split of its outstanding shares of common stock, par value $0.005 per share (the "Common Stock") that was effected on June 10, 2025 and the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock that was effected on May 4, 2026 (collectively, the "Reverse Stock Splits"), each as reported.
  
  Rows 6, 8, and 9 consist of (i) 46,445 shares of Common Stock of the Issuer held by the Trust, (ii) 306 shares of Common Stock issuable upon the exercise of pre-funded warrants to purchase 306 shares of Common Stock at an exercise price of $1.8750 per share (the "Pre-funded Warrants") and (iii) 20,000 shares of Common Stock issuable upon the exercise of warrants to purchase 20,000 shares of Common Stock at an exercise price of $17.00 per share (the "Common Warrants" and together with the Pre-funded Warrants, the "Warrants").
  
  Row 11 is calculated based on an aggregate of 1,186,639 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 20,306 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
  
  This Amendment No. 6 to Schedule 13G amends the Schedule 13G filed by the Reporting Persons named therein on May 15, 2025, as amended and supplemented to date.
- Katherine H. Halpern: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 66,751; sole dispositive power 0; shared dispositive power 66,751; aggregate amount beneficially owned 66,751 (5.6% of the class)
  Comment: As noted above, John D. Halpern and Katherine H. Halpern are trustees of the Trust. By virtue of this relationship, Ms. Halpern may be deemed to share beneficial ownership of the securities held of record by the Trust.
  
  The number of shares of Common Stock owned by the Reporting Person reflects the Reverse Stock Splits, as reported.
  
  Rows 6, 8, and 9 are based on (i) 46,445 shares of Common Stock of the Issuer held by the Trust, (ii) 306 shares of Common Stock issuable upon the exercise of Pre-funded Warrants, and (iii) 20,000 shares of Common Stock issuable upon the exercise of the Common Warrants.
  
  Row 11 is calculated based on an aggregate of 1,186,639 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 1,166,333 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026, and (ii) 20,306 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and which, for (ii), is deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
John D. Halpern
Katherine H. Halpern
Address of principal business office or, if none, residence: P.O. Box 540 Portsmouth, New Hampshire 03802
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John D. Halpern: /s/ John D. Halpern, John D. Halpern (05/15/2026)
- Katherine H. Halpern: /s/ Katherine H. Halpern, Katherine H. Halpern (05/15/2026)